                   [Letterhead of Greenberg Traurig, P.A.]

                                         March 30, 1999

FDP Corp.
2140 S. Dixie Highway
Miami, FL  33133

         Re:  Acquisition of FDP Corp. by SunGard Data Systems, Inc.
              ------------------------------------------------------

Gentlemen:

     You have requested our opinion concerning certain Federal income tax consequences of the merger of Development Corp., an entity incorporated under the Florida Business Corporation Act, as amended ("Sub"), and a wholly-owned subsidiary of SunGard Data Systems Inc., a Delaware business corporation ("Parent"), with and into FDP Corp., an entity incorporated under the Florida Business Corporation Act ("FDP"). The terms of the Merger are described in the Joint Proxy Statement/Prospectus of Parent dated March 30, 1999 (the "Prospectus"). Our opinion is based upon our understanding of the facts of and incident to the transaction, as are set forth in the Prospectus, and upon the condition that those facts are true, correct and complete. Further, our opinion is issued in reliance upon the representation letters of Parent and of FDP (attached as exhibits hereto) relating to the truth, correctness and completeness of the facts set forth in those representation letters and of the facts set forth in the Prospectus, including the financial statements and exhibits that are a part thereof. Those exhibits include the Agreement and Plan of Reorganization dated as of January 15, 1999 by and between Parent, Sub and FDP (the "Reorganization Agreement"). This opinion is being furnished pursuant to the Agreement, and all capitalized terms herein, unless otherwise specified, have the meanings assigned thereto in the Reorganization Agreement.

     In connection with our opinion, we have examined and are familiar with originals or copies, certified or otherwise identified to our satisfaction, of the Reorganization Agreement, the Prospectus and those other documents we have deemed necessary or appropriate as a basis for the opinions set forth below. In our examination we have assumed the genuineness of all signatures, the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as certified or photostatic copies and the authenticity of the originals of those latter documents. As to any facts material to this opinion that we did not independently establish or verify, we have relied upon statements and representations of officers and other representatives of Parent, Sub, FDP and others. In particular, we have relied upon certain representations of the managements of Parent and FDP in the representation letters that are attached hereto.

FDP Corp.
March 29, 1999
Page 2

     In rendering our opinion, we have considered the applicable provisions of the Internal Revenue Code of 1986, as amended (the "Code")/1/, Treasury Regulations and the pertinent judicial authorities and interpretive rulings of the Internal Revenue Service (the "Service").


 .   Unless otherwise indicated, all section references are to sections of the
Code.

     Based solely upon the foregoing and provided that the Merger and the other transactions contemplated by the Reorganization Agreement are consummated in the manner described in the Prospectus, it is our opinion that under present law, for federal income tax purposes:

         1. The Merger will constitute a reorganization within the meaning of Sections 368(a)(1)(A) and 368(a)(2)(E) of the Code. Parent, Sub and FDP each will be "a party to a reorganization" within the meaning of Section 368(b) of the Code.

         2. An FDP shareholder will recognize no gain or loss upon the exchange of FDP stock for shares of Parent Common Stock pursuant to the Merger. Code
Section 354(a).

         3. The basis of the Parent Common Stock received by a shareholder of FDP (including any fractional share) will be same as the basis of the FDP stock surrendered in exchange therefor. Code Section 358(a)(1).

         4. The holding period of the Parent Common Stock received by a FDP shareholder (including any fractional share) will include the period during which the FDP stock surrendered in exchange therefor was held by that FDP shareholder, provided that the FDP stock surrendered was a capital asset in the hands of that FDP shareholder on the date of the exchange. Code Section 1223(1).

         5. Cash received by a shareholder of FDP in lieu of a fractional share of Parent Common Stock will be treated as a distribution in redemption of the fractional share subject to the provisions and limitations of Section 302 of the Code. Rev. Rul. 66-365, 1966-2 C.B. 116.

     This letter expresses our views only as to the specific issues addressed above. No opinion is expressed concerning the Federal income tax treatment of the transaction under any provision of the Code not specifically referenced herein, including the tax treatment of the substitution by Parent of any options to purchase FDP stock. No opinion is expressed with respect to state and local taxes, Federal or state securities law, or any other Federal, state or local law not expressly referenced herein.

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1 Unless otherwise indicated, all section references are to sections of the Code.

FDP Corp.
March 29, 1999
Page 3

     Our opinions set forth our legal judgement, and are not binding on the Service or any other person. Therefore, there can be no assurance that the conclusions set forth herein would be sustained by a court if challenged.

     Further, the opinions set forth represent our conclusions based upon the documents reviewed by us and the facts presented to us. Any material amendments to those documents or changes in any significant fact could affect the opinions expressed herein.

     This opinion is based upon the Federal income tax laws as of this date. No assurance can be provided as to the future changes in or administrative or judicial interpretations of these laws, any of which could be retroactive.

     This letter may not be reproduced, quoted in whole or in part, referred to in any other context or filed with any governmental agency without the prior written consent of this firm.

                                    Very truly yours,

                                    /s/ Greenberg Traurig. P.A.

                                    Greenberg Traurig, P.A.